CUSIP No. 419352-10-9                                         Page 1 of 25 Pages


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1


                               HAVEN BANCORP, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)


                                   419352-10-9
                                 (CUSIP Number)

                               Phillip M. Goldberg
                                 Foley & Lardner
                                  One IBM Plaza
                             330 North Wabash Avenue
                                   Suite 3300
                             Chicago, Illinois 60611
                                 (312) 755-2549
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 28, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP No. 419352-10-9                                         Page 2 of 25 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Financial Edge Fund, L.P.

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                [ ]

6        Citizenship or Place of Organization
                  Delaware

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   512,500 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0 shares

                      10       Shared Dispositive Power
                               512,500 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  512,500 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                [ ]

13       Percent of Class Represented By Amount in Row (11)
                  5.7%

14       Type of Reporting Person
                  PN

CUSIP No. 419352-10-9                                         Page 3 of 25 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Financial Edge - Strategic Fund, L.P.

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  WC, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                [ ]

6        Citizenship or Place of Organization
                  Delaware

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   512,500 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0 shares

                      10       Shared Dispositive Power
                               512,500 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  512,500 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                [ ]

13       Percent of Class Represented By Amount in Row (11)
                  5.7%

14       Type of Reporting Person
                  PN

CUSIP No. 419352-10-9                                         Page 4 of 25 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  John W. Palmer

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                [ ]

6        Citizenship or Place of Organization
                  United States of America

                      7        Sole Voting Power
                               6,000 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   512,500 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    6,000 shares

                      10       Shared Dispositive Power
                               512,500 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  518,500 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                [ ]

13       Percent of Class Represented By Amount in Row (11)
                  5.8%

14       Type of Reporting Person
                  IN

CUSIP No. 419352-10-9                                         Page 5 of 25 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Richard J. Lashley

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                [ ]

6        Citizenship or Place of Organization
                  United States of America

                      7        Sole Voting Power
                               4,500 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   515,500 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    4,500 shares

                      10       Shared Dispositive Power
                               515,500 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  520,000 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                [ ]

13       Percent of Class Represented By Amount in Row (11)
                  5.8%

14       Type of Reporting Person
                  IN

CUSIP No. 419352-10-9                                         Page 6 of 25 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Irving Smokler

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:  PF, OO

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                [ ]

6        Citizenship or Place of Organization
                  United States of America

                      7        Sole Voting Power
                               0 shares
Number of
Shares                8        Shared Voting Power
Beneficially                   90,000 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0  shares

                      10       Shared Dispositive Power
                               90,000 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  90,000 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                [ ]

13       Percent of Class Represented By Amount in Row (11)
                  1.0%

14       Type of Reporting Person
                  IN

CUSIP No. 419352-10-9                                         Page 7 of 25 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification Number of Above Person (optional)
                  Beth Lashley

2        Check The Appropriate Box If a Member of a Group              (a)[X]
                                                                       (b)[ ]

3        SEC Use Only

4        Source of Funds:   PF

5        Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Items 2(d) or 2(e)                                [ ]

6        Citizenship or Place of Organization
                  United States of America

                      7        Sole Voting Power
                               0  shares
Number of
Shares                8        Shared Voting Power
Beneficially                   3,000 shares
Owned By
Each Reporting        9        Sole Dispositive Power
Person With                    0 shares

                      10       Shared Dispositive Power
                               3,000 shares

11       Aggregate Amount Beneficially Owned by Each Reporting Person
                  3,000 shares

12       Check Box If The Aggregate Amount in Row (11) Excludes
         Certain Shares                                                [ ]

13       Percent of Class Represented By Amount in Row (11)
                  0.1%

14       Type of Reporting Person
                  IN

CUSIP No. 419352-10-9                                         Page 8 of 25 Pages


Item 1.   Security and Issuer

          This is Amendment 1 to a Schedule 13D filed jointly by Financial Edge Fund, L.P., a Delaware limited partnership ("Financial Edge Fund"), Financial Edge - Strategic Fund, L.P., a Delaware limited partnership ("Financial Edge Strategic"), Irving Smokler, John W. Palmer, Richard J. Lashley and Beth Lashley (collectively, the "Group") on August 26, 1999 (the "Original 13D"). This Amendment 1 relates to the common stock, $.01 par value ("Common Stock"), of Haven Bancorp, Inc. (the "Issuer"). The address of the principal executive offices of the Issuer is 615 Merrick Avenue, Westbury, New York 11590. The joint filing agreement of the members of the Group is attached hereto as Exhibit 1. The following items in the Original 13D are amended to read in their entirety as follows:

Item 2.   Identity and Background

          (a)-(c) This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by Mr. Palmer and Mr. Lashley, including (i) shares of Common Stock held in their names and/or their spouses and minor children, (ii) shares of Common Stock held in the name of Dr. Smokler and (iii) shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer's and Mr. Lashley's capacities as the general partners of PL Capital, LLC, a Delaware limited liability company ("PL Capital"), the general partner of Financial Edge Fund and Financial Edge Strategic. The business address of Mr. Palmer and Mr. Lashley is 2015 Spring Road, Suite 290, Oak Brook, Illinois 60523. Mr. Palmer and Mr. Lashley serve as the Managing Members of PL Capital, which is the General Partner of Financial Edge Fund and Financial Edge Strategic. The principal employment of Mr. Palmer and Mr. Lashley is investment management.

          Dr. Irving Smokler is filing this statement with respect to the shares of Common Stock beneficially owned by Dr. Smokler. Dr. Smokler's principal employment is real estate investment; his business address is 505 East Huron, Suite 303, Ann Arbor, Michigan 48104.

          Ms. Lashley is filing this statement with respect to the shares of Common Stock beneficially owned by Ms. Lashley. Ms. Lashley is not employed; her address is c/o PL Capital, LLC, 2015 Spring Road, Suite 290, Oak Brook, Illinois 60523.

          (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

CUSIP No. 419352-10-9                                         Page 9 of 25 Pages

          (f) All of the individuals who are members of the Group are citizens of the United States.

Item 3.   Source and Amount of Funds or Other Consideration

          The amount of funds expended to date by Financial Edge Fund to acquire the 391,000 shares of Common Stock it holds in its name is $6,462,000. Such funds were provided in part from Financial Edge Fund's available capital and, from time to time, in part by margin account loans from subsidiaries of The Bear Stearns Companies, Inc. ("Bear Stearns"), extended in the ordinary course of business.

          The amount of funds expended to date by Financial Edge Strategic to acquire the 31,500 shares of Common Stock it holds in its name is $456,000. Such funds were provided in part from Financial Edge Strategic's available capital and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

          The amount of funds expended to date by Mr. Palmer to acquire the 6,000 shares of Common Stock he holds in his name is $77,196. Such funds were provided from Mr. Palmer's personal funds.

          The amount of funds expended to date by Mr. Lashley to acquire the 4,500 shares of Common Stock he holds in his name (including shares held in a custodian account for Mr. Lashley's minor daughter) is $61,580. Such funds were provided from Mr. Lashley's personal funds.

          The amount of funds expended to date by Dr. Smokler to acquire the 90,000 shares he holds in his name is $1,339,000. Such funds were provided in part from Dr. Smokler's personal funds and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns, extended in the ordinary course of business.

          The amount of funds expended to date by Ms. Lashley to acquire the 3,000 shares of Common Stock she holds in her name is $37,900. Such funds were provided from Ms. Lashley's IRA account held at Bear Stearns.

          All purchases of Common Stock made by members of the Group using funds borrowed from Bear Stearns were made in margin transactions on Bear Stearns' usual terms and conditions. All or part of the shares of Common Stock owned by members of the Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the Group. Such loans generally bear interest at a rate based upon the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.   Purpose of Transaction

          The purpose of the acquisition of the shares of Common Stock by Members of the Group is to profit from appreciation in the market price of the Common Stock through the

CUSIP No. 419352-10-9                                        Page 10 of 25 Pages


assertion of shareholder rights and influencing the policies of the Issuer. Members of the Group have previously communicated to the management and Board of Directors of the Issuer their concerns over the Issuer's financial performance and prospects as a stand-alone entity in a competitive and rapidly consolidating banking market. The Group has also encouraged the Issuer's management and Board to take corrective action to maximize the value of the Issuer's stock, including seeking the sale of the Issuer to a larger banking organization.

          In connection with those efforts, on several occasions Members of the Group have requested to meet with the senior management and Board of Directors of the Issuer. At the written invitation of the Issuer's Board (a copy of which is attached as Exhibit 8), on September 28, 1999, Messrs. Lashley and Palmer met at the Issuer's headquarters with Mr. Philip Messina, Chairman and Chief Executive Officer, Mr. William Jennings, Executive Vice President, and Mr. Mark Ricca, Senior Vice President and General Counsel of the Issuer. During that meeting, Mr. Messina and the other representatives of the Issuer declined to answer any questions or engage in any substantive discussion of the Group's concerns or Haven's prospects. Despite this, Messrs. Lashley and Palmer reiterated their concerns over the financial and operating performance of Haven and its prospects as an independent entity. At that meeting Messrs. Lashley and Palmer also stated that: (1) they believed the Issuer's Board should immediately engage an investment banking firm and (2) the investment banking firm should be given a mandate to seek the highest bid for the Issuer through an orderly sale to a larger banking organization.

          At the September 28th meeting, Mr. Lashley delivered to the Issuer a written request for the Issuer's most recent shareholder list and other related items, a copy of which is attached as Exhibit 9.

          On September 7, 1999 Messrs. Lashley and Palmer sent a letter to the Issuer's five outside Board Members, a copy of which is attached as Exhibit 10. The letter noted that the Board of the Issuer was scheduled to vote, at its next scheduled meeting at the end of September, on the extension of CEO Philip Messina's current employment agreement from September 23, 2001, to September 23, 2002. The letter recommended that the Board consider the financial and operating performance of Haven under Mr. Messina's leadership as the basis for renewing or denying Mr. Messina's contract extension. The letter also suggested that the Board engage outside industry experts (e.g., an investment banking and appraisal firm) to assist the Board in its review. The letter also stated that, in the opinion of Messrs. Lashley and Palmer, if the Board did an objective review of the Issuer's performance under Mr. Messina, it would not extend Mr. Messina's contract to September 23, 2002.

          In response to the September 7th letter noted above, Messrs. Lashley and Palmer received, via telefax on September 27, 1999, a letter dated September 22, 1999, signed by the Issuer's five outside Board Members, a copy of which is attached as Exhibit 11. As of the date of this filing, the Members of the Group have not been able to ascertain what actions the Issuer's Board took with respect to the extension of Mr. Messina's contract or whether the Issuer has engaged an investment banking firm or other experts.

CUSIP No. 419352-10-9                                        Page 11 of 25 Pages


          In the future the Group may: (1) communicate and discuss its views with other shareholders; (2) contact financial institutions that may have an interest in acquiring Haven; (3) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer); (4) seek representation on the Issuer's Board and (5) solicit proxies or written consents from other shareholders of the Issuer with respect to Board representation or other proposals for shareholder action.

          Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals, which relate to, or could result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.   Interest in Securities of the Issuer

          The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 8,960,357 reported on the Issuer's Quarterly Report on Form 10-Q for the period ended June 30, 1999. As of the close of business on October 6, 1999, the Group owned beneficially an aggregate of 526,000 shares of the Issuer's Common Stock. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A)  Financial Edge Fund

     (a)  Aggregate number of shares  beneficially  owned: 512,500
          Percentage: 5.7%

     (b)  1. Sole power to vote or to direct vote: 0
          2. Shared power to vote or to direct vote: 512,500
          3. Sole power to dispose or to direct the disposition: 0
          4. Shared power to dispose or to direct disposition: 512,500

     (c) On August 31, 1999, Financial Edge Fund purchased 5,000 shares of Common Stock at a price of $16.38 per share for a total cost of $81,900. On September 17, Financial Edge Fund purchased 3,000 shares of Common Stock at a price of $16.00 per share for a total cost of $48,000. On September 28, Financial Edge Fund purchased 10,000 shares of Common Stock at a price of $15.44 per share for a total cost of $154,400. On September 30, Financial Edge Fund purchased 5,500 shares of Common Stock at a price of $15.90 per share for a total cost of $87,450.

CUSIP No. 419352-10-9                                        Page 12 of 25 Pages


     (d) Because they are the Managing Members of PL Capital, which is the general partner of Financial Edge Fund, Mr. Palmer and Mr. Lashley have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)  Financial Edge Strategic

     (a)  Aggregate number of shares  beneficially  owned:  512,500
          Percentage: 5.7%

     (b)  1. Sole power to vote or to direct vote: 0
          2. Shared power to vote or to direct vote: 512,500
          3. Sole power to dispose or to direct the disposition: 0
          4. Shared power to dispose or to direct disposition: 512,500

     (c) On September 30, 1999 Financial Edge Strategic Fund purchased 1,000 shares of Common Stock at a price of $15.78 per share for a total cost of $15,780.

     (d) Because they are the Managing Members of PL Capital, which is the general partner of Financial Edge Strategic, Mr. Palmer and Mr.
          Lashley have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)  Mr. John Palmer

     (a)  Aggregate number of shares beneficially owned: 518,500
          Percentage:  5.8%

     (b)  1. Sole power to vote or to direct vote: 6,000
          2. Shared power to vote or to direct vote: 512,500
          3. Sole power to dispose or to direct the disposition: 6,000
          4. Shared power to dispose or to direct disposition: 512,500

     (c)  Mr. Palmer has made no purchases or sales since the Original 13D.

(D)  Mr. Richard Lashley

     (a)  Aggregate number of shares beneficially owned: 520,000
          Percentage:  5.8%

CUSIP No. 419352-10-9                                        Page 13 of 25 Pages


     (b)  1. Sole power to vote or to direct vote: 4,500
          2. Shared power to vote or to direct vote: 515,500
          3. Sole power to dispose or to direct the disposition: 4,500
          4. Shared power to dispose or to direct disposition: 515,500

     (c)  Mr. Lashley has made no purchases or sales since the Original 13D.

(E)  Dr. Irving Smokler

     (a)  Aggregate number of shares beneficially owned: 90,000
          Percentage: 1.0%

     (b)  1. Sole power to vote or to direct vote: 0
          2. Shared power to vote or to direct vote: 90,000
          3. Sole power to dispose or to direct the disposition: 0
          4. Shared power to dispose or to direct disposition: 90,000

     (c) On August 31, 1999, Dr. Smokler purchased 5,000 shares of Common Stock at a price of $16.30 per share for a total cost of $81,600. On September 15, Dr. Smokler purchased 4,800 shares of Common Stock at a price of $17.25 per share for a total cost of $82,800. On September 22, Dr. Smokler purchased 15,000 shares of Common Stock at a price of $16.00 per share for a total cost of $240,000.

     (d) Pursuant to an Operating Agreement dated April 29, 1999 between Dr. Smokler and PL Capital, Dr. Smokler has made certain agreements regarding Common Stock with PL Capital and its managing members, Mr. Palmer and Mr. Lashley. Because of this arrangement, PL Capital and its managing members are deemed to share voting and disposition power with Dr. Smokler with regard to those shares of Common Stock.

(F)  Ms. Beth Lashley

     (a)  Aggregate number of shares beneficially owned: 3,000
          Percentage:  0.1%

     (b)  1. Sole power to vote or to direct vote: 0
          2. Shared power to vote or to direct vote: 3,000
          3. Sole power to dispose or to direct the disposition: 0
          4. Shared power to dispose or to direct disposition: 3,000

     (c)  Ms. Lashley has made no purchases or sales since the Original 13D.

     (d)  Ms.   Lashley  shares  with  Mr.  Lashley  the  power  to  direct  the disposition of the shares of Common Stock beneficially owned by Ms. Lashley, pursuant to a

CUSIP No. 419352-10-9                                        Page 14 of 25 Pages

          trading authorization granted by Ms. Lashley to Mr. Lashley for her account with Bear Stearns, under that company's usual terms and conditions.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Other than the Joint Filing Agreement filed as Exhibit 1 to this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, except for sharing of profits. PL Capital and Dr. Smokler have entered into an Investment Partnership Agreement which allocates to PL Capital a portion of any realized profit with respect to the shares owned by Dr. Smokler. PL Capital, as General Partner of the Financial Edge Fund and Financial Edge Strategic, is entitled to receive an allocation of profits with respect to the shares owned by those partnerships.


Item 7.   Material to be Filed as Exhibits

 No. Description
 --- -----------
  1  Joint Filing Agreement.
  2  Letter from Mr. Lashley to Issuer, dated June 16, 1999.*
  3  Letter from Issuer to Mr. Lashley, dated June 28, 1999.*
  4  Letter from Messrs. Lashley and Palmer to Issuer, dated July 28, 1999.*
  5  Letter from Issuer to PL Capital, LLC, dated July 30, 1999.*
  6  Letter from Messrs. Lashley and Palmer to Issuer, dated August 16, 1999.*
  7  Letter from Messrs. Lashley and Palmer to Issuer, dated August 30, 1999.*
  8 Letter from Issuer to Messrs. Lashley and Palmer, dated September 10, 1999. 9 Letter from Mr. Lashley to Issuer, dated September 27, 1999.
 10 Letter from Messrs. Lashley and Palmer to Issuer, dated September 7, 1999. 11 Letter from Issuer to Messrs. Lashley and Palmer, dated September 22, 1999.


--------------------
*Filed as part of the Original 13D.

CUSIP No. 419352-10-9                                        Page 15 of 25 Pages



                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 7, 1999

                                     FINANCIAL EDGE FUND, L.P.

                                     By:  PL CAPITAL, LLC
                                          General Partner

                                     By: /s/ John Palmer     /s/ Richard Lashley
                                             John Palmer         Richard Lashley
                                             Managing Member     Managing Member


                                     FINANCIAL EDGE - STRATEGIC FUND, L.P.

                                     By:  PL CAPITAL, LLC
                                          General Partner

                                     By: /s/ John Palmer     /s/ Richard Lashley
                                             John Palmer         Richard Lashley
                                             Managing Member     Managing Member



By:   /s/ John Palmer                          By: /s/ Richard Lashley
          John Palmer                                  Richard Lashley




By:   /s/ Irving Smokler                       By: /s/ Beth Lashley
          Dr. Irving Smokler                           Beth Lashley